GLEANTAP

Helping Clubs & Trainers adapt to the
changing landscape with intelligent sales
& marketing tools & a VOD platform.

gleantap.com

sagar@gleantap.com



Problems faced by Health & Fitness Clubs

Competition from in-home equipment & digital fitness

Rise in in-home equipment and fitness apps are taking people away from clubs. The Digital Fitness industry is growing rapidly & is expected to be at $23B by 2022.

Amplified even more with COVID19.

Customer Attrition aka "Achilles heels" of the fitness industry.

Clubs lose on avg 50% of their members every year.

Siloed Marketing Infrastructure

An avg club uses 4 or more softwares to manage their sales & marketing. Customer data is in silos. Difficult to leverage individual-context to deliver personalized & consistent customer experience.

Solution

A single integrated customer experience platform for clubs & trainers to scale their virtual & physical operations.



Gleantap Sales
Acquire

Gleantap Live
Stream

Gleantap Marketing
Engage

Gleantap Converse
Retain

Gleantap Virtual
Deliver

How it Works


Nathan Foster
Male
25 yrs

Unify Data

Create a single view of customer


Doesn't care about discounts
Likes Pilates & Yoga classes
Prefers Text Msgs
Books after 5pm

Analyze Data

Learn behavior & preferences


SMS

Engage & Deliver

Acquire, Engage & Retain Customers

Future: SaaS enabled Marketplace (B2B2C)

Plans to scale into consumer digital fitness with a Netflix-style fitness & well-being marketplace focussed on *at-home, community and workout with friends theme.*


YOGA
The Power of Deep
and Mindful Relaxation
Live / Upcoming Classes
Fun Yoga Poses for
Parents and Kids
Nutrition
Strength
fire tv stick
Roku
tv

A $10B Serviceable Market



$1.3B

$8.5B

● B2C   ● B2B

B2B Market Segments



■ Total Addressable Market   ■ Servicable Available Market

TAM
$1B

TAM
$811m

SAM
$649m

TAM
$1.3B

SAM
$398m

SAM
$310m

Fitness Clubs   Personal Trainers   Therapists

Business Model

		Per Location Unit
B2B	Intelligent Marketing	$99 - $299 /mo
	Virtual Platform	$99 - $268 /mo + 0.6% Transaction Fee
	Connected Sales Tool	$99 - $299 /mo
	Chatbot	$99 - $199 /mo
		$99 - $1,000+ /mo
B2C	Consumers	$7 - 15 /mo

Current Traction

- $56,100 MRR* / $673,200 ARR

- 140 Clients / 325+ Locations

- 100% Growth in Last 6 Months

- Engaging over 3 million customers for some of the biggest brands..

SaaS Metrics

LTV	CAC	ARPU
$6,321	$655	$499

Pre-COVID

$14,647	$1,370	$780

   

Additional $6.5k MRR currently frozen due to COVID

Proven Results

Big Box Gym (~ 7500 Members)

Customers Lost (50% Churn)	3750 /yr
Lost Revenue (ARPU $240/yr)	$900,000
Customers Retained (15%)	562 /yr
Retention ROI	+ $134,880
ROI from Up-sells, Referrals etc	+ $115,000

Total ROI $250k

Boutique Club (~ 200 Members)

Customers Lost (40% Churn)	80 /yr
Lost Revenue (ARPU $1800/yr)	$108,000
Customers Retained (15%)	12 /yr
Retention ROI	+ $21,600
ROI from Up-sells, Re-bookings, Referrals etc	+ $45,000

Total ROI $66k

Projection



These are forward-looking projections that cannot be guaranteed.

In 4 Years ..

$67 Million
Annual Recurring Revenue

10x
Valuation

Competitive Landscape

	Gleantap	Acquired ClubOS	Uscreen	Mindbody
	Customer Experience	Sales CRM	VOD Platform	Member Management
Data Intelligence		-	-	-
Intelligent Sales & Marketing		Sales only	-	Through Partner Network
Modern VOD Platform - OTT		-	Modern VOD Platform - OTT	Minimal Video Showcase
Fitness Class - LIVE			Broadcast Only	Fitness Class - LIVE

Replacing legacy with a modern intelligent platform





zoom
Listen360
vimeo
mailchimp
Referrizer
virtuagym
TAPTOBOOK
frederick by MINDBODY
Constant Contact
zipwhip
gymsales
WORK SMARTER. GROW FASTER.
uscreen
Club OS
LOYALSNAP
HubSpot
glofox

→ GLEANTAP

Management Team



Sagar Babber
Founder / CEO

Built & sold his first startup in software services - Snyxius. 12+ yrs experience building tech products.

https://www.linkedin.com/in/sagarbabber



Shubham Sethi
Product

14+ yrs experience in launching successful software products. Ex - Aethna Health, Bulldog, Hive9

https://www.linkedin.com/in/shubhamsethi/



Gabe Conville
Director of Sales

10+ yrs experience in sales in Health & Fitness. Ex-ClubOS (competition) - First Sales Rep.

https://www.linkedin.com/in/gabe-conville-52854a48/

FTEs



Michael Fensterbush
Customer Success Lead

https://www.linkedin.com/in/fensterbush/



Nathan Ellwood
Customer Success

https://www.linkedin.com/in/nathanellwood/



Nicole Award
Customer Success / Marketing

https://www.linkedin.com/in/nicole-alwardi/



Amanda Vero
Account Executive

https://www.linkedin.com/in/amanda-vero

Advisors



Anthony Favazza

Legal Advisor

Corporate Law, M&A. Ex Jones Day. Tech & Restaurant Entrepreneur.

https://www.linkedin.com/in/afavazza/

Investment Opportunity

Looking to raise $1.5M
Pre-Money Valuation - $6.5M

Runway
18 months

Capital Raised Till Date
$255k Crowd Notes

Target
$2.5M ARR in 18mo

1. Product Development (45%)
- Marketplace (B2C)
- OTT Suite
- AI Engine
- Integrations

2. Sales & Marketing (55%)
- Hiring AEs
- Scale Marketing Campaigns
- PR / Brand
- Setup Partner Marketing Team

Acquisitions in the Fitness Industry

		Valuation	Revenue	Multiple	Date
Mindbody	Vista Equity	$1.9 Billion	$230 Million	8x Revenue	Dec 2018
ABC Financial	Thomas Bravo	$375 Million	$35 Million	11x Revenue	Jan 2018
Booker	Mindbody	$150 Million	$25 Million	6x Revenue	2018

At least 10 other acquisitions in the industry in the last 2 years. Consolidation by bigger players such as Mindbody, Daxko, Jonas or acquisition by PE firms such as TPG, Thomas Bravo & Vista Equity.

GLEANTAP

Thank you

gleantap.com   twitter @gleantap   sagar@gleantap.com